BP 2/27

13010943

UNITED STATES
SECURITIES AND EXCHANGE COMM
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2013
Washington DC 402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERICULUM ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 CENTER GREEN - SUITE 200
(No. and Street)

CARMEL, IN 46032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT SHORTLE - 317-636-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/2/13

OATH OR AFFIRMATION

I, ROBERT SHORTLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERICULUM ADVISORS, LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Shortle

Signature

PRESIDENT

Title

Cynthia L. Brown

Notary Public

CYNTHIA L. BROWN
Notary Public - Seal
State of Indiana
My Commission Expires Feb 17, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERICULUM ADVISORS, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2012

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

PERICULUM ADVISORS, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2012

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

February 18, 2013

The Members of
PERICULUM ADVISORS, LLC
Carmel, Indiana

We have audited the accompanying balance sheet of PERICULUM ADVISORS, LLC (an Indiana Limited Liability Corporation), as of December 31, 2012, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. PERICULUM ADVISORS, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PERICULUM ADVISORS, LLC, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PERICULUM ADVISORS, LLC's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2013 expressed an unqualified opinion.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana

PERICULUM ADVISORS, LLC

TABLE OF CONTENTS

PERICULUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 613,981	$ 171,999
Accounts receivable	75,382	29,543
TOTAL ASSETS	$ 689,363	$ 201,542

LIABILITIES AND MEMBERS' EQUITY

	2012	2011
LIABILITIES		
Accounts payable	317,182	-
TOTAL LIABILITIES	317,182	-
MEMBERS' EQUITY	372,181	201,542
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 689,363	$ 201,542

The accompanying notes are an integral part of the financial statements.

PERICULUM ADVISORS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
REVENUE		
Retainer fees	$ 75,000	$ 60,000
Advisory fees	774,589	-
Expense reimbursements	3,433	8,075
Interest income	76	76
TOTAL REVENUE	853,098	68,151
EXPENSES		
Bank Fees	510	551
Communications & database services	24,616	2,025
Dues and subscriptions	-	48
Insurance	39,461	3,539
Compensation and related taxes	575,332	28,162
Licenses and permits	161	43
Lease charges	1,699	146
Marketing	-	110
Memberships	1,133	100
Office expenses	7,369	735
Professional fees	9,071	5,802
Regulatory fees	6,968	3,497
Rent	14,655	3,026
Property taxes	282	23
Travel and entertainment	1,202	1,231
TOTAL EXPENSES	682,459	49,038
NET INCOME (LOSS)	$ 170,639	$ 19,113

The accompanying notes are an integral part of the financial statements.

PERICULUM ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Beginning Balance	$ 201,542	$ 182,429
Net Income (Loss)	170,639	19,113
Ending Balance	**$ 372,181**	**$ 201,542**

The accompanying notes are an integral part of the financial statements.

PERICULUM ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 170,639	$ 19,113
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable	(45,839)	(29,543)
Increase (decrease) in operating liabilities:		
Accounts payable	317,182	-
Net Cash Provided by (Used in) Operating Activities	441,982	(10,430)
Net increase (decrease) in cash	441,982	(10,430)
Cash - beginning of year	171,999	182,429
Cash - end of year	$ 613,981	$ 171,999

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations–PERICULUM ADVISORS, LLC (the Firm) was organized in 1995 as an Indiana limited liability company. The Firm is a broker - dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Firm, which has one location in Carmel, Indiana, is wholly-owned by Periculum Capital Company, LLC (PCC). The primary business purpose is to provide advisory services related to corporate merger and acquisition transactions, the private placement of debt and equity financings and general corporate advisory services.

   The Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

b. Cash Equivalents–For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2012.

c. Use of Estimates–The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk–The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. As of December 31, 2012 the Firm had one bank account that exceeded the FDIC insurance limits by $212,150.

e. Accounts Receivable–Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America. The balance as of December 31, 2012 was $75,382.

f. Accounts Payable--For the year ended December 31, 2012 the Firm as an amount that is payable and due to its parent company Periculum Capital Company, LLC, in the amount of $317,182.

g. Advertising–The Firm's advertising costs are expensed as incurred. During 2012 no advertising costs were incurred.

NOTE 2: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At December 31, 2012 there were no such receivables or payables to accrue.

NOTE 3: INCOME TAXES

The Firm is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements. The Firm files income tax returns in the U.S. federal jurisdiction and its respective state jurisdiction(s).

The Firm has adopted recently issued accounting principles related to uncertain tax positions for the year ended December 31, 2012 and has evaluated its tax positions taken for all open years. Currently, all tax years subsequent to December 31 2008 are open and subject to federal and state income tax examination by tax authorities. However the Firm is not currently under audit nor has the Firm been contacted by any of these jurisdictions.

Based on the evaluation of the Firm's tax positions, Management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain positions has been recorded for the year ended December 31, 2012.

NOTE 4: NET CAPITAL REQUIREMENT UNDER RULE 15c3-1

Pursuant to the net capital provision of Rule-15c3-1 of the Securities and Exchange Act of 1934, the Firm is required to maintain a minimum net capital which may fluctuate on a daily basis. At December 31, 2011, the required minimum net capital was $5,000. On December 31, 2012 the Firm's net capital was $296,799. There were no material difference between the unaudited Part II of Form X-17 A-5 as of December 31, 2012.

NOTE 5: SEC RULE 15c3-3

The Firm claims an exemption to 15c3-3 (Customer Protection Rule) under subparagraph (k) (1) of the rule. Nothing came to our attention during the course of our examination that would indicate the Firm was not in compliance with the requirement of that examination.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

February 18, 2013

The Members of
PERICULUM ADVISORS, LLC
Carmel, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana

PERICULUM ADVISORS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012
Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 372,181
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		$ 372,181
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	b. Other deductions or allowable in computation of net capital		-
5.	Total capital and allowable subordinated liabilities		372,181
6.	Deductions and/or charges:		
	a. Total nonallowable assets from Statement of Financial Condition	75,382	
	b. Secured demand note deficiency	-	
	c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
	d. Other deductions and/or charges	-	(75,382)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		296,799
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
	a. Contractual securities commitments	-	
	b. Subordinated securities borrowings	-	
	c. Trading and investments securities	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	-	
	d. Undue Concentrations	-	
	e. Other	-	-
10.	Net Capital		296,799

The accompanying notes are an integral part of the financial statements.

PERICULUM ADVISORS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012
Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11.	Minimum net capital requested (6 2/3% of line 18)		$ 21,156
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital (line 10 less 13)		291,799
15.	Net capital less greater of 10% of line 18 or 120% of line 12		$ 265,081
16.	Total liabilities from Statement of Financial Condition		$ 317,182
17.	Add:		
	a. Drafts for immediate credit	-	
	b. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	c. Other unrecorded amounts (List)	-	-
18.	Total aggregate indebtedness		$ 317,182
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)		106.87%

The accompanying notes are an integral part of the financial statements.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 18, 2013

The Members of
PERICULUM ADVISORS, LLC
Carmel, Indiana

We have audited PERICULUM ADVISORS, LLC's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PERICULUM ADVISORS, LLC's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(CONTINUED)

(CONTINUED)

In our opinion, PERICULUM ADVISORS, LLC, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of PERICULUM ADVISORS, LLC, and our report dated February 18, 2013 expressed an unqualified opinion.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN · CPA · CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

February 18, 2013

The Members of
PERICULUM ADVISORS, LLC
Carmel, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2012 Part 11A filing.

Conclusion: There were no differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 18, 2013

The Members of
PERICULUM ADVISORS, LLC
Carmel, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2011 to December 31, 2012, which were agreed to by Periculum Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Periculum Advisors. LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Periculum Advisors, LLC's management is responsible for Periculum Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 less revenues reported on the FOCUS reports for the period from January 1, 2012 to March 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2012 to December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting any adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

(CONTINUED)

(CONTINUED)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA